Exhibit 12

FIRST BANCORP
COMPUTATION OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS
(In thousands, except for ratios)
(Unaudited)

	Three Months Ended March 31,		Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Including Interest on Deposits:
Earnings:
Income before income taxes	$10,121	6,968	14,942	97,877	35,125	34,960	30,725
Fixed charges	6,560	9,177	32,087	49,075	61,483	69,837	54,856
Total earnings	$16,681	16,145	47,029	146,952	96,608	104,797	85,581

Fixed charges:
Interest on deposits	$6,003	8,560	29,930	45,518	53,241	59,553	46,032
Interest on borrowings	512	572	1,977	3,377	7,947	9,886	8,400
Amortization of debt issuance costs	—	—	—	—	115	219	239
Interest portion of rental expense (1)	45	45	180	180	180	179	185
Total fixed charges	$6,560	9,177	32,087	49,075	61,483	69,837	54,856
Preferred dividend requirements	813	813	3,250	3,169	—	—	—
Total fixed charges and preferred dividends	$7,373	9,990	35,337	52,244	61,483	69,837	54,856

Ratio of earnings to fixed charges, including interest on deposits	2.54x	1.76x	1.47x	2.99x	1.57x	1.50x	1.56x
Ratio of earnings to fixed charges and preferred dividends, including interest on deposits	2.26x	1.62x	1.33x	2.81x	1.57x	1.50x	1.56x

Excluding Interest on Deposits:
Earnings:
Income before income taxes	$10,121	6,968	14,942	97,877	35,125	34,960	30,725
Fixed charges	557	617	2,157	3,557	8,242	10,284	8,824
Total earnings	$10,678	7,585	17,099	101,434	43,367	45,244	39,549

Fixed charges:
Interest on borrowings	$512	572	1,977	3,377	7,947	9,886	8,400
Amortization of debt issuance costs	—	—	—	—	115	219	239
Interest portion of rental expense (1)	45	45	180	180	180	179	185
Total fixed charges	$557	617	2,157	3,557	8,242	10,284	8,824
Preferred dividend requirements	813	813	3,250	3,169	—	—	—
Total fixed charges and preferred dividends	$1,370	1,430	5,407	6,726	8,242	10,284	8,824

Ratio of earnings to fixed charges, excluding interest on deposits	19.17x	12.29x	7.93x	28.52x	5.26x	4.40x	4.48x
Ratio of earnings to fixed charges and preferred dividends, excluding interest on deposits	7.79x	5.30x	3.16x	15.08x	5.26x	4.40x	4.48x

(1)	Estimated to be one-third of rental expense.